December 8, 2025

Dirk Wallinger
Chief Executive Officer
Yellowstone Midco Holdings II, LLC
1449 7th Street, Suite 425
Denver, CO 80204

       Re: Yellowstone Midco Holdings II, LLC
           Registration Statement on Form S-1
           Filed on November 17, 2025
           File No. 333-291581
Dear Dirk Wallinger:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed November 17, 2025
Prospectus Summary, page 1

1. We note the length of your prospectus summary and that it is nearly identical to the disclosure in the Business section, including headings and graphics. The summary should not, and is not required to repeat the detailed information in the prospectus.
        Please revise to limit your summary section to only the most significant aspects of the offering. In addition, most of your disclosure in the summary is devoted to favorable aspects of your business, strategies and opportunities, while you include only a bullet point list of risks you face. The summary should be an objective, balanced presentation of your business, strategies and risks. Please revise accordingly.
 December 8, 2025
Page 2
Organizational Structure, page 21

2. Please clarify your current and post-transaction ownership structure. We note, for example, you are currently and in the future expect to be controlled by AE Industrial
       Partners, but that you refer to Yellowstone Ultimate Holdings is the parent company and pre-IPO owner.
Summary Consolidated Financial Data, page 24

3. Please tell us whether you plan to update the historical financial statements to
       December 31, 2025 prior to requesting effectiveness. If not, it appears that revisions may be appropriate throughout the forepart of your filing, including but not limited to your Summary Consolidated Financial Data, to clarify that the historical financial data presented is that of Yellowstone Midco Holdings, LLC, to explain why you have not separately presented the historical financial data of the registrant, and to clarify that you have given effect to the October 3, 2025 merger between the registrant and
       Yellowstone Midco Holdings, LLC in any pro forma or as adjusted financial data presented.
4. We note that several events occurred after the latest balance sheet date or are probable of occurring in connection with your offering, including your acquisition of
       Yellowstone Midco Holdings, LLC and the conversion of Class P Units and Incentive
       Units. Please tell us how you considered presenting pro forma financial information, either here or in another appropriate location in your filing. It appears that, at a minimum, pro forma earnings per share would differ from historical earnings per share, and other financial data may be impacted as well. See Rule 11-01(a)(8) of
       Regulation S-X.
Capitalization, page 86

5. Please revise the actual column of your Capitalization table to include the Related
       Party long-term debt recognized on your balance sheet as of September 30, 2025, or explain to us why you do not believe such presentation is required. Also, please revise your disclosure in footnote (1) to provide more detail of the terms and maturity of the new Credit Agreement transaction that occurred in November 2025.
6. We note that the "As Adjusted" column in the Capitalization table gives effect to the conversion of the Class P Units into shares of common stock. In light of the fact that the issuance of these Class P Units occurred subsequent to September 30, 2025, the date of the actual column included in the table, please revise to include footnote disclosure of the details of the issuance of the Class P units and terms of expected conversion.
7. We note from your disclosure here and elsewhere such as on page 23, that the number of shares of common stock that will be outstanding after the offering includes the conversion of the Incentive Units into shares of common stock. Considering that all
       Incentive Units appear to be unvested as of September 30, 2025, please explain to us if you expect to recognize any compensation expense related to the conversion of these unvested equity instruments into shares of common stock at the time of the offering. Please explain to us the basis for your accounting.
 December 8, 2025
Page 3

Backlog, page 92

8. Please revise to clarify your anticipated timing for recognizing as revenue the amounts in your backlog.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Nine Months Ended September 30, 2025 to the Nine Months Ended September 30, 2024, page 97

9. We note your disclosure that the period-over-period increase in revenue was primarily related to increased volume of production and progress towards the design and build of satellites related to certain SDA contracts during the nine months ended September
       30, 2025,as compared to the same period in 2024, as well as lower net unfavorable
       EAC adjustments of $10.8 million during the nine months ended September 30, 2025, as compared to $20.4 million of net unfavorable EAC adjustments for the same period in 2024. Please revise to provide more quantification of the reasons for the change in revenue such as volume increase versus ongoing progress on contracts. In this regard, please include disclosure of any changes in revenue that relate to the 2025 ATLAS acquisition. Your disclosure on page 99 relating to the changes in revenue for the year ended December 31, 2024 as compared to the year ended December 31, 2023, should be similarly revised.
Critical Accounting Estimates, page 110

10. We note that the majority of your revenue is related to long-term contracts in which revenue is recognized over time based on the proportion of total costs incurred relative to total EAC. We also note your disclosure that accounting for long-term contracts requires significant judgment relative to estimating total contract revenues and costs, in particular, assumptions relative to the amount of time to complete the contract, including the assessment of the nature and complexity of the work to be performed. We also note your disclosure in Note 3 to the audited financial statements, that changes in estimates and assumptions related to the status of certain long-term
       contracts may have a material effect on the Company   s operating
results and that you
       disclose net EAC adjustments before taxes of $23 million in 2024 and about $1 million in 2023. Please revise your disclosure in MD&A to quantify and discuss any material gross favorable or unfavorable changes in estimates recognized during the periods presented. Your disclosure should also address the amount of any material contract losses recognized during each period presented and the status of material loss contracts. See guidance in Item 303(b)(3) of Regulation S-K.
11. We note your disclosure that you evaluate goodwill for impairment annually at
       October 1 and whenever events or circumstances make it more likely than not that impairment may have occurred. In light of the significant amount of goodwill on your balance sheet, as well your operating losses for the periods presented, please tell us if you have completed your goodwill impairment analysis for 2025 and if so please provide us with the results of such analysis.
 December 8, 2025
Page 4
Intellectual Property, page 129

12. Please disclose the duration and effect of all patents, trademarks, licenses, franchises, and concessions held, specifically highlighting the intellectual property that is material to your business. Refer to Item 101(c) of Regulation S-K. Class P Unit Investment, page 147

13. Please revise to quantify the amount of each related party's interest in this transaction, including accrued dividends and number of shares to be received. Yellowstone Midco Holdings, LLC
Audited Financial Statements for the Year Ended December 31, 2024
Report of Independent Public Accounting Firm, page F-2

14. Please amend your registration statement to have your auditor remove the language in the third paragraph of their report which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB
       Auditing Standard 3101.
Notes to the Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

15. We note your disclosure in the Prospectus Summary on page 13 that you are expanding into higher-margin, recurring services such as operations-as-a-service, software licensing, software annual support contracts, managed ground, and secure data delivery, leveraging our unified platform. You also disclose that you are strategically expanding from a supplier of physical satellites to a software-driven solutions provider. If material, please clarify for us and revise your disclosure to more clearly explain how you are recognizing revenue related to the software licensing and other software support contracts. Also, if service related revenue is greater than 10%
       of your total revenue, please revise to separately present that amount on the face of the income statement in accordance with Rule 5-03 of Regulation S-X. Additionally, please explain to us how you have considered the requirements in ASC 280-10-50-40 to separately disclose the amount of revenue related to each product and service or each group of similar products and services in the notes to the financial statements.
Note 6. Financing Arrangements, page F-21

16. You disclose that the Company was in compliance with all financial debt covenants as of December 31, 2024 and 2023. You further disclose that the Company received a waiver to waive any potential defaults or events of default that may have occurred and be continuing under the Credit Agreement. Please tell us and revise your Liquidity section in MD&A to discuss the specific circumstances that required a waiver, the potential effects, and the nature of the waiver. In light of the November 2025 refinancing of your debt, please also address in this Liquidity disclosure whether there is a similar covenant in your new debt agreement to assist your investors in evaluating the likelihood of future similar defaults. Please see guidance in Item 303(b)(1)(i) of
       Regulation S-K. Please include the interim period ended September 30, 2025 in your response and revised disclosure as we note similar disclosure in Note 7 to the
 December 8, 2025
Page 5

       unaudited interim financial statements.
Note 13. Related Parties
AEI Transaction, page F-30

17.    We note your disclosure that in November 2022, AE Industrial Partners LP
(   AEI   )
       and certain co-investors acquired the equity interests of the Company hereafter
       referred to as the    AEI Transaction.    We also note your disclosure
in Note 14, that as
       of December 31, 2024 and 2023, Holdings owns all authorized and outstanding
       Common units and Redeemable preferred units of the Company, which suggests that
       Holdings owns all equity interests of the Company. Please explain to us and revise your disclosure in the notes to the financial statements to discuss the nature of the equity interests owned by AEI and how they relate to the ownership of the company by Holdings. Please similarly revise disclosure in the notes to the unaudited interim financial statements.
Note 17. Net Loss Per Unit, page F-34

18. We note your disclosure that the Incentive Units described in Note 15 Incentive Unit
       Employee Equity Plan, are granted by and settled in the equity of the
Company   s
       ultimate parent and therefore are not included in the Company   s net
loss per unit
       calculations. In light of the fact that the Incentive Units appear to convert to shares of your common stock at the time of the IPO offering, as indicated on page 23 and the
       Capitalization table, please explain to us why you do not believe that these Incentive
       Units should be reflected in the computation of diluted EPS as contingently issuable shares in accordance with ASC 260-10-45-48.
Interim Financial Statements for the Nine Months Ended September 30, 2025 Notes to the Unaudited Interim Financial Statements
Note 4. Acquisitions, page F-45

19. We note that in 2025 you acquired 100% of the equity of ATLAS. Please disclose the amounts of revenue and earnings of the acquiree since the acquisition date, and the revenue and earnings of the combined entity as though the acquisition occurred as of the beginning of the comparable prior annual reporting period, or tell us how you determined such disclosure was not appropriate. See guidance in ASC 805-10-50-
       2(h).
20. We note your disclosure that the consideration paid for the ATLAS acquisition included $78.6 million in equity consideration via a non-cash contribution from
       Yellowstone Ultimate Holdings, LP. With a view towards expanded disclosure, please explain to us in more detail the nature of this non-cash contribution from Holdings, and tell us your basis for accounting for the acquisition under ASC 805. As part of your response, please tell us if Holdings paid cash or issued equity for Atlas, and if equity was issued, please tell us the nature of the equity instruments and how they were valued. See guidance in SAB Topic 5:G.
 December 8, 2025
Page 6
Yellowstone Midco Holdings II, LLC
Interim Financial Statements for the Period Ended September 30, 2025
Note 5. Subsequent Events, page F-61

21. We note that Yellowstone Ultimate Holdings, LP transferred its ownership in
       Yellowstone Midco Holdings, LLC to you on October 3, 2025. Please tell us the ownership of Yellowstone Midco Holdings, LLC at this date. In this regard, it appears from disclosures on pages F-30 and F-51 that Yellowstone Midco Holdings, LLC was at least partially owned by AEI, and it appears from this footnote that Yellowstone
       Midco Holdings, LLC was at least partially owned by Yellowstone Ultimate Holdings, LP. Based on this information, tell us how you accounted for this
       transaction, including whether it is a merger of entities under common control and whether you will consolidate Yellowstone Midco Holdings, LLC. Additionally, please revise disclosures throughout your filing as appropriate to clarify this matter to your investors.
22. We note disclosures elsewhere in your filing that AEI controls you. Given that you are recently incepted, please revise your footnote to clarify to your investors the transaction(s) through which AEI gained control, such as whether AEI controlled your
       "ultimate parent company" Yellowstone Ultimate Holdings, LP at your inception.
General

23. Please clarify, wherever applicable throughout your registration statement, the status of the Golden Dome project and whether you have participated in or been awarded contracts for it.
24. Please provide us supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
25. Revise to identify the "TRA Holders" who will be parties to the tax receivable agreement. Also revise to identify the "certain shareholders" who will be party to the
       "voting arrangements" with AE Industrial Partners and what those shareholders received in exchange for granting AE Industrial Partners their voting rights. Tell us how these arrangements are reflected in your disclosure on page 146.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claire Erlanger at 202-551-3301 or Jennifer Thompson at 202-551-
 December 8, 2025
Page 7

3737 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Ashley Sinclair